2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

November 04, 2020

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP
Registration Statement on Form 10-12G
Filed September 18, 2020
File No. 000-56203

Dear Sir/madam:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated October 15, 2020 relating to the Registration Statement on Form 10-12G submitted by us on September 18, 2020.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Item 1 Business

Business Operations, page 1

1.	We note your disclosure that you invested in properties through your investment in Atlanta Landsight LLC. Tell us how you considered the need to provide financial statements related to these acquired properties in accordance with Rule 3-14 of Regulation S-X.

RESPONSE: Our understanding is that Rule 3-14 of Regulation S-X currently sets forth the financial statement requirements for the acquisition or probable acquisition of real estate that generates revenue solely through leasing.The properties acquired by Atlanta Landsight LLC were acquired for development or redevelopment. Therefore, we believe the Rule 3-14 requirements are not applicable to this situation.

Management's Discussion and Analysis of Financial Condition and Results of Operations Trend Information

Our Strategy to Counter against and Benefit from the Impact of COVID-19, page 18

2.	You indicate on page 18 that you have four properties generating stable monthly rental incomes. However, the table on page 19 indicates that there are three residential properties for rent. Please reconcile or advise. In addition, please expand your disclosure to address the specific impacts of COVID-19 on your properties. For example, if material, please advise if your leases have been fully paid, or whether your tenants have made any rent relief requests.

RESPONSE: The discrepancy occurs because one of the rental properties was sold in August 2020, and was categorized as “Residential for sale or sold” in the table on page 19, meanwhile it was still generating rent income in June and therefore, technically, we still had 4 properties generate monthly rental incomes by June. In response to the staff’s comment, we have amended the filing to remove the fourth property.

In addition, in response to the staff’s comment, we have added a “COVID 19 disclosure” section under “Item 9: Properties” in our amended filing.

Properties, page 19

3.	Please provide a more detailed discussion of your properties, including the general character of the properties, the principal terms of the leases of such rental properties (including the lease period, yearly rent, expiration date, and renewal options), and briefly outline any proposed plan for the renovation, improvement or development of the properties under development.

RESPONSE: We have amended our filings to expand the disclosure of our properties to include, among other things, general character of the property, summary rental terms, and plans for improvement or redevelopment.

Security Ownership of Certain Beneficial Owners and Management, page 20

4.	Please provide a beneficial ownership table as required by Item 4 of Form 10 and Item 403 of Regulation S-K, which requires disclosure of the ownership of management and any beneficial owner of more than 5% of the voting securities.

RESPONSE: At the time we filed our Form 10-12G, which is September 18, 2020, we did not have any management member who owned any of our voting securities, or any beneficial owner owning more than 5% of the voting securities. However, our founder Xianghong Wu acquired 172,953 shares of our common units on October 07, 2020, for which he has disclosed by filing a Form 4 on October 14, 2020. A disclosure has been made that clarifies these facts.

Financial Statements, page F-1

5.	Please amend your filing to include audited financial statements as of December 31, 2019.

RESPONSE: In response to the staff’s comment, we have included the December 31, 2019 audited financial statements in the amended filing.

6.	It appears you have accounted for your portfolio investments at fair value, with changes in value recorded as unrealized gains(losses). Please tell us how you determined this accounting treatment is appropriate with references to the authoritative literature used to support your conclusions. In your response, explain to us why the partnerships underlying the portfolio investments are not consolidated given UC Asset LP owns 100% of the partnership interests as disclosed on page 1.

RESPONSE: We formed UC Asset LP for the purpose of investing in real estate for development and redevelopment. We do not believe that we are deemed an “investment company” under the 1940 Act as we do not intend on trading or selling securities. However, our financial statements have been prepared following the provisions of FASB ASC 946, Financial Services – Investment Companies. Pursuant to FASB ASC 946-810-45-2 an investment company fund's controlling ownership interests in noninvestment company investees should be measured in accordance with guidance in FASB ASC 946-320, which requires investments in debt and equity securities to be initially measured at their transaction price, and subsequently measured at fair value. It is for this reason the portfolio investments are not consolidated.

7.	Tell us how you have met the disclosure requirements of ASC Topic 310-10-50 with respect to your investment in short term loans.

RESPONSE: As an investment partnership, our investment in short term loans are included as a separate category in the condensed schedule of investments held at the close of the most recent period pursuant to paragraphs 4-6 of ASC Topic 946-210-50.

Although the total aggregate fair value of our investment in short terms loans represent approximately 10.1% and 4.8% of net assets at June 30, 2020 and December 31, 2019, there was no individual investment whose fair value constituted more than 5% of net assets.

Exhibits

8.	Please file the construction loan facility referenced on page 13 as an exhibit and disclose the material terms of this agreement in the registration statement, including the duration and interest rate.

RESPONSE: In response to the staff’s comment, we have included the construction loan facility as exhibit 4.1, and have revised Item 2 Financial Information to provide the updated disclosure under Subsection “Debt Financing” of Section “Liquidity and Capital Resources”, in the amended filing.

If you have any questions regarding the responses above, please contact me at Larrywu@ucasset.com.

Sincerely,

/s/ “Larry” Xianghong Wu
“Larry” Xianghong Wu

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